UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐Form N-CSR

For Period Ended:	December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CONCORDE INTERNATIONAL GROUP LTD
Full Name of Registrant

N/A
Former Name if Applicable

3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Address of Principal Executive Office (Street and Number)

Singapore 569139
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Concorde International Group Ltd (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”) on or prior to the prescribed due date because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F, which delays could not be eliminated by the Company without unreasonable effort and expense.

As disclosed on the Company’s Current Report on Form 6-K filed with the SEC on March 18, 2026, the Company appointed Guangdong Prouden CPAs GP (“Prouden”) as its independent registered public accounting firm for the fiscal year ended December 31, 2025, effective March 9, 2026. As a result, Prouden would require sufficient time to audit the Company’s consolidated financial statement for the fiscal year ended December 31, 2025.

The Company is currently in the process of reviewing and compiling certain financial and other information necessary to finalize the Form 20-F and the consolidated financial statements included therein. The Company intends to file its Form 20-F with the SEC as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 20-F on or prior to the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Swee Kheng Chua	(65)	2960802
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical facts are forward-looking statements. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial statements for the fiscal year ended December 31, 2024. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov. The Company cautions you that the list of risk factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CONCORDE INTERNATIONAL GROUP LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 28, 2026	By	/s/ Swee Kheng Chua
Swee Kheng Chua
Co-Chief Executive Officer and Chairman

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